UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blue Earth Solutions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

09547T 107
 (CUSIP Number)

Nicholas & Claudia Iovino
Blue Earth Solutions, Inc.
13511 Granville Ave, Clermont, FL 34711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Nicholas & Claudia Iovino
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	N/A

8.	Shared Voting Power:	2,520,000 SHARES

9.	Sole Dispositive Power:	N/A

10.	Shared Dispositive Power:	2,520,000 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,520,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 9.50%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.                      SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Blue Earth Solutions, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Nicholas and Claudia Iovino (the “Reporting Person”).  The Issuer's current principal executive offices are located at 13511 Granville Ave, Clermont, FL 34711.

ITEM 2.                      IDENTITY AND BACKGROUND

This Statement is being filed by Nicholas & Claudia Iovino (the “Reporting Person”).  The business address of the Report Person is 13511 Granville Ave, Clermont, FL 34711.  Nicholas & Claudia Iovino are currently beneficial shareholders of Blue Earth Solutions, Inc.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares to which this statement relates were issued to Nicholas and Claudia Iovino in exchange for 120,000 shares of common stock of Blue Earth Solutions, Inc. a Delaware corporation (“Blue Earth Delaware”) in connection with the merger of the issuer and Blue Earth Delaware on or about May 16, 2008 as reported on Form 8K filed by the issuer on May 20, 2008 (the “Merger”).  Also in connection with the Merger, Nicholas and Claudia Iovino were issued a total of 160,000 shares of our Series A Preferred Stock, which is convertible into 2,400,000 shares of our common stock, in exchange for 160,000 shares of the Series A Preferred Stock of Blue Earth Delaware they owned prior to the Merger.

ITEM 4.                      PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 2,520,000 shares or 9.50% of the Issuer’s issued and outstanding common stock as of August 28, 2008.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 2,520,000 shares of Common Stock of the Issuer, representing approximately 9.50% of the Issuer's common stock (based upon 24,134,300 outstanding shares of common stock as of August 28, 2008.)

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      August 28, 2008

By: /s/ Nicholas & Claudia Iovino
Nicholas and Claudia Iovino